Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J288)
August 28, 2012

Credit Suisse – Knock-Out Note due March 12, 2014 Linked to the Performance of an Equally Weighted Basket Consisting of the
Industrial Select Sector SPDR® Fund, the Energy Select Sector SPDR® Fund and the Materials Select Sector SPDR® Fund

Trade Details & Characteristics

Issuer: Credit Suisse AG ("Credit Suisse") Nassau Branch

Pricing Date: Expected to be August 31, 2012.

Settlement Date: Expected to be September 6, 2012.

Basket:

Basket Component	Components Weighting
Industrial Select Sector SPDR® Fund ("XLI UP")	1/3
Energy Select Sector SPDR® Fund ("XLE UP")	1/3
Materials Select Sector SPDR® Fund ("XLB UP")	1/3

Payment at Maturity: A cash payment at maturity per $1,000 principal amount of notes equal to $1,000 + the product of $1,000 and:

- if a Knock-Out Event has not occurred the product of $1,000 and the greater of (i) zero and (ii) the Basket Return;
- if a Knock-Out event has occurred, the Basket Return

Knock-Out Event: A Knock-Out Event will occur if, on any trading day during the Monitoring Period, the Basket Closing Level is less than the Initial Basket Level by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount: Expected to be 29.50%

Monitoring Period: The period from but excluding the Pricing Date to and including the Valuation Date

Basket Return: (Final Basket Level — Initial Basket Level) / Initial Basket Level .

Initial Basket Level:* Set equal to 100 on the Pricing Date.

Final Basket Level: The Basket Closing Level on the Valuation Date.

Underlying Return: With respect to each Basket Component, the Underlying Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the closing level of such Basket Component on the Pricing Date to the closing level of such Basket Component on such trading day during the Monitoring Period.

Basket Closing Level: On any trading day during the Monitoring Period, the Basket Closing Level will be calculated as follows:

100 × [1 + (the sum of the Underlying Returns of each Basket Component) × (1/3)]

Valuation Date:† March 7, 2014

Maturity Date:† March 12, 2014

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $987.50 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

- If a Knock-Out Event does not occur, at maturity investors will be entitled to receive at least the principal amount of their notes plus the product of $1,000 and the Basket Return and will have the opportunity to participate in any appreciation of the Basket, if any. Any payment on the notes is subject to our ability to pay our obligations as they become due.
- If a Knock-Out Event occurs, investors will be fully exposed to any depreciation of the Underlying. You could lose your entire investment.

Product Risks

- Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Fina Basket Level compared to the Initial Basket Level.
- The notes do not pay interest.

(continued on the next page)

Hypothetical Payment at Maturity**

A Knock-Out Event Does Not Occur
A Knock-Out Event Occurs
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
-29.50%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Percentage change of the Basket from Pricing Date to Valuation Date

	A Knock-Out Event Does Not Occur		A Knock-Out Event Does Occur	
Basket Return	Basket Return	Payment at Maturity	Basket Return	Payment at Maturity
70.00%	70.00%	$1,700.00	70.00%	$1,700.00
60.00%	60.00%	$1,600.00	60.00%	$1,600.00
50.00%	50.00%	$1,500.00	50.00%	$1,500.00
40.00%	40.00%	$1,400.00	40.00%	$1,400.00
30.00%	30.00%	$1,300.00	30.00%	$1,300.00
20.00%	20.00%	$1,200.00	20.00%	$1,200.00
10.00%	10.00%	$1,100.00	10.00%	$1,100.00
0.00%	**0.00%**	**$1,000.00**	**0.00%**	**$1,000.00**
-10.00%	0.00%	$1,000.00	-10.00%	$900.00
-20.00%	0.00%	$1,000.00	-20.00%	$800.00
-29.50%	**0.00%**	**$1,000.00**	**-29.50%**	**$705.00**
-30.00%	N/A	N/A	-30.00%	$700.00
-40.00%	N/A	N/A	-40.00%	$600.00
-50.00%	N/A	N/A	-50.00%	$500.00
-75.00%	N/A	N/A	-75.00%	$250.00
-100.00%	N/A	N/A	-100.00%	$0.00

** The following table and examples illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Basket, assuming a Knock-Out Buffer Amount of 29.50% (to be determined on the Pricing Date). The hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Basket Level and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* In the event that the closing level of any Basket Component is not available on the Pricing Date, the Initial Level for such Basket Component will be the closing level of such Basket Component on the immediately following trading day on which a closing level is available for such Basket Component.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
If on any trading day during the Monitoring Period, the Basket Closing Level has declined from the Initial Basket Level by more than the Knock-Out Buffer Amount of 29.50% (to be determined on the Pricing Date), you will lose 1% of your principal for each 1% decline in the Final Basket Level as compared to the Initial Basket Level. In these circumstances, you may lose some or all of your investment at maturity and you will be fully exposed to any depreciation in the Basket.

•
Movements in the prices of the Basket Components may not correlate with each other. At a time when the price of one or more of the Basket Components increases, the prices of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Closing Level or the Final Basket Level, an increase in the price of one or more of the Basket Components may be moderated, or more than offset, by a lesser increase or decline in the price of the other Basket Components.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
Although shares of each Basket Component are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Basket Components or that there will be liquidity in the trading market. The Basket Components are subject to management risk, which is the risk that a fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Basket Components’ investment strategy or otherwise, the Basket Components’ investment advisor may add, delete or substitute the equity securities held by the Basket Components. Any of these actions could adversely affect the price of the shares of the Basket Components and consequently the value of the notes.

•
All of the stocks included in each Basket Component are issued by companies in a particular sector. As a result, the stocks that will determine the performance of any Basket Component are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying a Basket Component, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the sectors underlying the Basket Component. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Basket Components.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the Basket Closing Level during the term of the notes, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the Basket Closing Level has decreased, as compared to the Initial Basket Level, by more than the Knock-Out Buffer Amount on any trading day during the Monitoring Period, the actual and expected volatility of the Basket Components, the time to maturity of the notes, the dividend rate on the equity securities held by the Basket Components, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Basket Components or markets generally and which may affect the level of the Basket, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the securities.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

 This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 28, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004364/dp32451_424b2-j288.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.